EXHIBIT 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Weyerhaeuser Company:
We consent to the incorporation by reference in the registration statements (Nos. 333-159748 and 333-72356 on Form S-3; No. 333-86232 on Form S-4; Nos. 333-183980, 333-18224, 333-182810, 333-159379, and 333-140996 on Form S-8) of Weyerhaeuser Company and subsidiaries of our reports dated February 19, 2013, with respect to the consolidated balance sheets of Weyerhaeuser Company as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Weyerhaeuser Company and subsidiaries.
/s/ KPMG LLP
Seattle, Washington
February 19, 2013